FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number: 001-34638

SPROTT PHYSICAL GOLD TRUST
(Translation of registrant's name into English)

Suite 2700, South Tower,
Royal Bank Plaza,
200 Bay Street,
Toronto, Ontario,
Canada M5J 2J1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 are the Management Report of Fund Performance and Unaudited Interim Financial Statements as of September 30, 2010 of Sprott Physical Gold Trust.

EXHIBIT 1

MANAGEMENT REPORT OF FUND PERFORMANCE
SEPTEMBER 30, 2010

Investment Objective and Strategies

Sprott Physical Gold Trust (the "Trust") is a closed-end mutual fund trust organized under the laws of the Province of Ontario, Canada, created to invest and hold substantially all of its assets in physical gold bullion.  The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold bullion without the inconvenience that is typical of a direct investment in physical gold bullion.  The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated, physical gold bullion and does not speculate with regard to short-term changes in gold prices.

The units of the Trust are listed on the New York Stock Exchange ("NYSE") Arca and the Toronto Stock Exchange ("TSX") under the symbols "PHYS" and "PHY.U", respectively.

Risks

The risks of investing in the Trust are detailed in the prospectus.  There have been no material changes to the Trust since inception that affected the overall level of risk.  The principal risks associated with investing in the Trust are the price of gold, the net asset value and/or the market price of the units, the purchase, transport, insurance and storage of physical gold bullion, liabilities of the Trust, and redemption of units.

Results of Operations

All references to currencies in this report are in United States Dollars, unless stated otherwise.

The following unit issuances took place during the period from February 25, 2010 to September 30, 2010:

•	On March 3, 2010, the Trust closed its initial public offering with the sale of 40,000,000 units at $10.00 per unit, for gross proceeds of $400,000,000;

•	On March 8, 2010, the Trust issued 3,000,000 units for gross proceeds of $30,000,000 on the exercise by the underwriters of the over-allotment option of the initial public offering.

•	On March 25, 2010, the Trust issued 1,250,000 units for gross proceeds of $12,500,000 on the final exercise by the underwriters of the over-allotment option of the initial public offering.

•	On June 1, 2010, the Trust issued 24,840,000 units at $11.25 per unit, for gross proceeds of $279,450,000 on the first follow-on offering of the units of the Trust.

•	On September 22, 2010, the Trust issued 24,500,000 units at $11.37 per unit, for gross proceeds of $278,565,000 on the second follow-on offering of the units of the Trust.

•
On September 27, 2010, the Trust issued 3,488,555 units at $11.37 per unit, for gross proceeds of $39,664,870 on the exercise by the underwriters of the over-allotment option on the second follow-on offering.

Of the $1,040.2 million gross proceeds raised through the above transactions, the Trust paid approximately $47.8 million in respect of underwriting commissions and other expenses related to the various offerings detailed above, invested $983.3 million in physical gold bullion at an average cost of $1,198.01 per troy ounce and retained $8.1 million in cash in order to provide available funds for the Trust's ongoing expenses and potential cash redemptions.

MANAGEMENT REPORT OF FUND PERFORMANCE
SEPTEMBER 30, 2010

The value of the net assets of the Trust as of September 30, 2010 was $1,081.2 million or $11.14 per unit.  The Trust held 820,753 ounces of physical gold bullion as of September 30, 2010; of this amount, 238,336 ounces were purchased in the third quarter of 2010.

For the period from February 25, 2010 to September 30, 2010, total unrealized gains on physical gold bullion amounted to $90.6 million; the appreciation in bullion for the period from July 1, 2010 to September 30, 2010 amounted to $44.9 million, about 16% less than the second quarter gain of $53.2 million.

The units closed at $11.46 on the NYSE Arca and $11.49 on the TSX on September 30, 2010.  The units are denominated in U.S. dollars on both exchanges.

The Trust's net asset value per unit on June 30, 2010 was $10.60; on September 30, 2010 the net asset value per unit was $11.14.  This increase is primarily attributable to the increase in the price of gold bullion from $1,163.79 per troy ounce on June 30, 2010 to $1,308.35 per troy ounce on September 30, 2010.  During the period from June 30, 2010 to September 30, 2010, the Trust's units traded on the NYSE Arca at an average premium to net asset value of approximately 9.2%.

Recent Developments

As noted above, on September 22, 2010, the Trust completed its second follow-on offering of 24,500,000 units at $11.37 per unit. On September 27, 2010, the Trust's underwriters completed the purchase of an additional 3,488,555 units in connection with the exercises of their over-allotment option at $11.37 per unit.

Related Party Transactions

Management Fees

The Trust pays the Manager, Sprott Asset Management LP, a monthly management fee equal to 1/12 of 0.35% of the value of the net assets of the Trust (determined in accordance with the trust agreement), plus any applicable Canadian taxes.  The management fee is calculated and accrued daily and payable monthly in arrears on the last day of each month.  For the period from February 25 to September 30, 2010, the Trust incurred management fees of $1,311,136 (not including applicable Canadian taxes), of which, $673,379 was incurred in the third quarter of 2010.

Operating Expenses

The Trust pays its own operating expenses, which include, but are not limited to, audit, legal, trustee fees, unitholder reporting expenses, general and administrative fees, filing and listing fees payable to applicable securities regulatory authorities and stock exchanges, storage fees for the physical gold bullion and any expenses associated with the implementation and on-going operation of the Independent Review Committee of the Trust.  Operating expenses for the period from February 25, 2010 to September 30, 2010 amounted to $317,159 (not including applicable Canadian taxes), of which, $147,252 was incurred in the third quarter of 2010.

MANAGEMENT REPORT OF FUND PERFORMANCE
SEPTEMBER 30, 2010

Expense Cap

The Manager has contractually agreed that if the expenses of the Trust, including the management fees, at the end of any month exceed an amount equal to 1/12 of 0.65% of the value of the net assets of the Trust, the management fee payable to the Manager for such month will be reduced by the amount of such excess up to the gross amount of the management fee earned by the Manager for such month.  For the quarter ended September 30, 2010, there was no such reduction in the management fee.

Financial Highlights

The following table shows selected key financial information about the Trust and is intended to help you understand the Trust's financial performance for the period from February 25, 2010 to September 30, 2010.  The pricing of the initial public offering took place on February 25, 2010 and closing took place on March 3, 2010.

Net Assets per unit1

Net Assets per Unit, beginning of period	10.00
Increase(decrease) from operations2:
Total revenue	-
Total expenses	(0.03)
Realized gains (losses) for the period	-
Unrealized gains for the period	1.58
Total increase from operations	1.55
Distributions:
From income (excluding dividends)	-
From dividends	-
From capital gains	-
Return of capital	-
Total annual distributions3	-
Net assets per Unit, end of period	11.14

1	This information is derived from the Trust's interim financial statements.

2
Net Assets per Unit is calculated based on the actual number of units outstanding at the relevant time.  The increase/decrease from operations is based on the weighted average number of units outstanding over the financial period from February 25, 2010 to September 30, 2010.  This table is not intended to be a reconciliation of the beginning to ending net assets per unit.

MANAGEMENT REPORT OF FUND PERFORMANCE
SEPTEMBER 30, 2010

Ratios and Supplemental Data

Total net asset value (000's) 1	$1,081,244
Number of Units outstanding 1	97,078,555
Management expense ratio 2	0.47%
Trading expense ratio 3	nil
Portfolio turnover rate 4	nil
Net asset value per Unit	$11.14
Closing market price - NYSE Arca	$11.46
Closing market price - TSX	$11.49

1	This information is provided as at September 30, 2010.

2
Management expense ratio ("MER") is based on total expenses (excluding commissions and other portfolio transaction costs) for the stated period and is expressed as an annualized percentage of daily average net asset value during the period from February 25, 2010 to September 30, 2010.

3
The trading expense ratio represents total commissions and other portfolio transaction costs expressed as an annualized percentage of daily average net asset value during the period from February 25, 2010 to September 30, 2010.  Since there are no trading costs associated with physical bullion trades, the trading expense ratio is nil.

4
The Trust's portfolio turnover rate indicates how actively the Trust's portfolio adviser trades its portfolio investments.  A portfolio turnover rate of 100% is equivalent to the Trust buying and selling all of the securities in its portfolio once in the course of the year.  The higher the Trust's portfolio turnover rate in a year, the greater the trading costs payable by the Trust in the year, and the greater the chance of an investor receiving taxable capital gains in the year.  There is not necessarily a relationship between a high turnover rate and the performance of the Trust.

Past Performance

In accordance with National Instrument 81-106, performance data will be shown after the Trust has been in operation for at least 12 consecutive months.

Summary of Investment Portfolio as of September 30, 2010

		Average	Fair	% of
	Ounces	Cost	Value	Net Assets
		$	$	%
Physical gold bullion	820,753	983,268,826	1,073,832,778	99.3
Cash and Cash Equivalents			8,118,306	0.8
Other Net Liabilities			(706,619)	(0.1)
Total Net Assets			1,081,244,465	100.0

This summary of investment portfolio may change due to the ongoing portfolio transactions of the Trust.

Sprott Physical Gold Trust
Unaudited Interim Financial Statements
September 30, 2010

Sprott Physical Gold Trust
Unaudited interim statements of financial position

	As at September 30, 2010	As at February 24, 2010
	US$	US$

Assets
Cash and cash equivalents	8,118,306	10
Prepaid assets	3,403	-
Gold bullion	1,073,832,778	-
Total assets	1,081,954,487	10

Liabilities
Accounts payable	710,022	-
Total liabilities	710,022	-

Equity
Unitholders' capital	1,040,179,870	10
Retained earnings	88,841,195	-
Underwriting commissions and issue expenses	(47,776,600)	-
Total equity (note 4)	1,081,244,465	10

Total liabilities and equity	1,081,954,487	10

Total equity per Unit	11.14	10.00

The accompanying notes are an integral part of these interim financial statements.

On behalf of the Manager, Sprott Asset Management LP,
by its General Partner, Sprott Asset Management GP Inc.:

Eric Sprott Director	Steven Rostowsky Director

Sprott Physical Gold Trust
Unaudited interim statements of comprehensive income

	For the three months ended September 30, 2010	For the period from February 25, 2010 to September 30, 2010
	US$	US$
Income
Unrealized gains on gold bullion	44,867,820	90,563,952
Unrealized gains on foreign cash	(39)	(39)
	44,867,781	90,563,913

Expenses
Management fees (note 9)	673,379	1,311,136
Bullion storage fees	68,259	124,183
Listing and regulatory filing fees	25,898	72,065
Audit fees	26,405	64,378
General and administrative	9,963	24,334
Unitholder reporting costs	3,600	8,779
Independent Review Committee fees	7,475	11,515
Legal fees	2,401	5,854
Trustee fees	1,201	2,927
Harmonized Sales Tax	94,423	94,423
Net foreign exchange losses	2,050	3,124
	915,054	1,722,718

Net income for the period	43,952,727	88,841,195
Other comprehensive income	-	-
Total comprehensive income for the period	43,952,727	88,841,195

Basic and diluted income per Unit (note 5)	0.62	1.55

The accompanying notes are an integral part of these interim financial statements.

Sprott Physical Gold Trust
Unaudited interim statements of changes in equity

	Number of Units outstanding	Unitholders' Capital	Retained Earnings (Deficit)	Underwriting Commissions and Issue Expenses	Total Equity
		US$	US$	US$	US$

Balance at February 24, 2010	1	10	-	-	10
Cancellation of Unit	(1)	(10)	-	-	(10)
Proceeds from issuance of Units	69,090,000	721,950,000	-	-	721,950,000
Net loss for the period	-	-	44,888,468	-	44,888,468
Underwriting commissions and issue expenses	-	-	-	(34,397,405)	(34,397,405)
Balance at June 30, 2010	69,090,000	721,950,000	44,888,468	(34,397,405)	732,441,063
Proceeds from issuance of Units	27,988,555	318,229,870	-	-	318,229,870
Net income for the period	-	-	43,952,727	-	43,952,727
Underwriting commissions and issue expenses	-	-	-	(13,379,195)	(13,379,195)
Balance at September 30, 2010	97,078,555	1,040,179,870	88,841,195	(47,776,600)	1,081,244,465

The accompanying notes are an integral part of these interim financial statements.

Sprott Physical Gold Trust
Unaudited interim statements of cash flows

	For the three months ended September 30, 2010	For the period from February 25, 2010 to September 30, 2010
	US$	US$

Cash flow from operating activities
Net income for the period	43,952,727	88,841,195
Adjustments to reconcile net income for the period to net cash from operating activities
Unrealized gains on gold bullion	(44,867,820)	(90,563,952)
Net changes in operating assets and liabilities
(Increase) decrease in prepaid assets	5,492	(3,403)
Increase in accounts payable	71,363	710,022
Net cash used in operating activities	(838,238)	(1,016,138)

Cash flow from investing activities
Purchase of gold bullion	(305,456,859)	(983,268,826)
Net cash used in investing activities	(305,456,859)	(983,268,826)

Cash flow from financing activities
Proceeds from issuance of Units	318,229,870	1,040,179,870
Payments on cancellation of Unit	-	(10)
Underwriting commissions and issue expenses	(13,379,195)	(47,776,600)
Net cash provided by financing activities	304,850,675	992,403,260

Net increase (decrease) in cash during the period	(1,444,422)	8,118,296
Cash and cash equivalents at beginning of period	9,562,728	10
Cash and cash equivalents at end of period	8,118,306	8,118,306

The accompanying notes are an integral part of these interim financial statements.

SPROTT PHYSICAL GOLD TRUST
NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2010

1.	ORGANIZATION OF THE TRUST

Sprott Physical Gold Trust (the "Trust") is a closed-end mutual fund trust created under the laws of the Province of Ontario, Canada, pursuant to a trust agreement dated as of August 28, 2009, as amended and restated as of December 7, 2009 and as further amended and restated as of February 1, 2010 (the "Trust Agreement").  The Trust's initial public offering was priced on February 25, 2010 and closed on March 3, 2010.  The Trust is authorized to issue an unlimited number of redeemable, transferable trust units (the "Units").

The investment objective of the Trust is to seek to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold bullion without the inconvenience that is typical of a direct investment in physical gold bullion.  As part of its investment strategy, the Trust invests and holds substantially all of its assets in physical gold bullion. The Trust invests and intends to continue to invest primarily in long-term holdings of unencumbered, fully allocated, physical gold bullion and does not speculate with regard to short-term changes in gold prices.

The Trust's registered office is located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada, M5J 2J1.

Sprott Asset Management LP (the "Manager") acts as the manager of the Trust pursuant to the Trust Agreement and the management agreement.  RBC Dexia Investor Services Trust, a trust company organized under the laws of Canada, acts as the trustee of the Trust.  RBC Dexia Investor Services Trust also acts as custodian for the Trust's assets other than physical gold bullion on behalf of the Trust.  The Royal Canadian Mint acts as custodian on behalf of the Trust for the physical gold bullion owned by the Trust.

The unaudited interim financial statements ("interim financial statements") of the Trust for the period ended September 30, 2010 were authorized for issue by the Manager on November 12, 2010.  The Manager has the power to amend financial statements if required.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1 BASIS OF PREPARATION

The interim financial statements have been prepared on a historical cost basis, except for physical gold bullion which is measured at fair value, and certain financial assets and financial liabilities which are required to be measured at fair value.

The interim financial statements and notes are presented in U.S. dollars.

Comparative figures have not been presented for the interim statements of financial position, comprehensive income, changes in equity and cash flows because the Trust had no operations prior to the initial public offering which closed on March 3, 2010 other than the issuance of one unit for proceeds of  $10.

        2.2 STATEMENT OF COMPLIANCE

The interim financial statements have been prepared in accordance with International Accounting Standards ("IAS") 34 Interim Financial Reporting and should be read in conjunction with the Trust's financial statements as at February 24, 2010.

SPROTT PHYSICAL GOLD TRUST
NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2010

2.3 SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the Trust's interim financial statements requires management to make judgments, estimates and assumptions that affect the amounts recognized in the interim financial statements.  However, these assumptions and estimates are uncertain and could result in outcomes that may require a material adjustment to the carrying amount of the asset or liability.

2.4 FUNCTIONAL AND PRESENTATION CURRENCY

The primary objective of the Trust is to generate returns in U.S. dollars.  The liquidity of the Trust is managed on a day-to-day basis in U.S. dollars in order to facilitate redemptions of the Trust's Units.  Transactions in physical gold bullion are denominated in U.S. dollars.  The Trust's performance is evaluated in U.S. dollars.  Therefore, management considers the U.S. dollar as the currency that most faithfully represents the economic effect of the underlying transactions, events and conditions.

2.5 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(i)	Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with the Trust's custodian, which is not subject to restrictions and short-term interest bearing notes and treasury bills with a term to maturity of 90 days or less from the date of purchase.  Investment transactions in cash equivalents are accounted for on the date the order to buy or sell is executed.

(ii)	Gold bullion

Investments in gold bullion are measured at fair value determined by reference to published price quotations, with unrealized and realized gains and losses recorded in income based on the IAS 40 Investment Property fair value model as IAS 40 is the most relevant IFRS to apply.  Investment transactions in physical gold bullion are accounted for on the business day following the date the order to buy or sell is executed.

(iii)           Other financial liabilities

This category includes all financial liabilities, other than those classified at fair value through profit and loss.  The Trust includes in this category management fees payable, due to brokers and other short-term accounts payable.

(iv)           Due to brokers

Amounts due to brokers are payables for physical gold bullion purchased that have been contracted for but not yet delivered on the reporting date.  Refer to accounting policy for Other financial liabilities for recognition and measurement.

(v)           Fees and commissions

Fees and commissions are recognized on an accrual basis.

(vi)           Unit issue costs

Unit issue costs, including underwriting commissions and issue expenses, are recorded as a reduction to unitholders' equity in the period they are incurred.

SPROTT PHYSICAL GOLD TRUST
NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2010

(vii)          Income taxes

In each taxation year, the Trust will be subject to income tax on taxable income earned during the year, including net realized taxable capital gains.  However, the Trust intends to distribute its taxable income to unitholders at the end of every fiscal year and therefore the Trust itself would not have any income tax liability.

(viii)        Future changes in accounting policies

The following standards and amendments were issued by the International Accounting Standards Board but are not yet effective; these standards are not expected to have a material impact on the financial position or performance of the Trust.

IFRS 9 Financial Instruments

The revised standard was issued in November 2009 and will become effective on January 1, 2013.  The new standard enhances the ability of investors and other users of financial information to understand the accounting of financial assets and reduces complexity by using a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39 – Financial Instruments: Recognition and Measurement.

IAS 24 Amendment to Related Party Disclosures

The revised standard was issued in November 2009 and is effective for annual periods beginning on or after January 1, 2011.  The revised standard simplifies the disclosure requirements for entities that are controlled, jointly controlled or significantly influenced by government and clarifies the definition of a related party.

3.	SEGMENT INFORMATION

The Trust is organized into one main operating segment, which invests in physical gold bullion.  All of the Trust's activities are interrelated, and each activity is dependent on the others.  Accordingly, all significant operating decisions are based upon an analysis of the Trust as one segment.  The financial results from this segment are equivalent to the financial statements of the Trust as a whole.

The Trust's operating income is earned entirely in Canada primarily from its investment in physical gold bullion.

4.	UNITHOLDERS' CAPITAL

The Trust is authorized to issue an unlimited number of redeemable, transferrable Trust Units in one or more classes and series of Units.  All issued Units have no par value, are fully paid for, listed and traded on the New York Stock Exchange Arca (the "NYSE Arca") and the Toronto Stock Exchange (the "TSX") under the symbols "PHYS" and "PHY.U", respectively. The Trust's capital is represented by these redeemable participating Units.  Quantitative information about the Trust's capital is provided in the interim statements of changes in equity.

SPROTT PHYSICAL GOLD TRUST
NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2010

(i)           Classification of Units

Units of the Trust are considered puttable financial instruments and are classified as equity because they meet all of the following criteria: (a) Units entitle the holder to a pro rata share of the Trust's net assets, as defined below, in the event of the Trust's liquidation; (b) Units are subordinate to all other classes of instruments; (c) all financial instruments in the class of instruments that are subordinate to all other classes of instruments have identical features; more specifically, the Trust currently has only one class of such instruments (the Units); (d) apart from the obligation for the Trust to repurchase or redeem the Units for cash or gold under the Trust Agreement, as described below, the Units do not require the delivery of cash or another financial instrument to another entity under conditions that are potentially unfavourable to the Trust, and the obligation may not be settled in the Trust's own equity instruments and (e) the total expected cash flows attributable to the Units over the life of the Units are based substantially on the profit or loss, the change in the recognized net assets or the change in the fair value of the recognized and unrecognized net assets of the Trust over the life of the Units.  Furthermore, the Trust holds no other financial instrument or contract that has (a) total cash flows based substantially on the profit or loss, the change in the recognized net assets or the change in the fair value of the recognized and unrecognized net assets of the Trust and (b) the effect of substantially restricting or fixing the residual return to the puttable instrument holders.

(ii)           Net Asset Value

Net Asset Value (NAV) is defined as the Trust's net assets (fair value of total assets less fair value of total liabilities, excluding all liabilities represented by outstanding Units, if any) calculated using the value of physical gold bullion based on the end of day price provided by a widely recognized pricing service.

(iii)           Redemptions

Under the Trust Agreement, Units may be redeemed at the option of the unitholder on a monthly basis for physical gold bullion or cash.  Units redeemed for physical gold bullion will be entitled to a redemption price equal to 100% of the NAV of the redeemed Units on the last business day of the month in which the redemption request is processed.  A unitholder redeeming Units for physical gold bullion will be responsible for expenses in connection with effecting the redemption and applicable delivery expenses, including the handling of the notice of redemption, the delivery of the physical bullion for Units that are being redeemed and the applicable gold storage in-and-out fees.  Units redeemed for cash will be entitled to a redemption price equal to 95% of the lesser of (i) the volume-weighted average trading price of the Units traded on the NYSE Arca, or, if trading has been suspended on the NYSE Arca, on the TSX, for the last five business days of the month in which the redemption request is processed and (ii) the NAV of the redeemed Units as of 4:00 p.m., Toronto time, on the last business day of the month in which the redemption request is processed.

When Units are redeemed and cancelled and the cost of such Units is either above or below their stated or assigned value, the cost is allocated to unitholders' capital in an amount equal to the stated or assigned value of the Units and any difference is allocated to the Unit premiums and reserves account.

SPROTT PHYSICAL GOLD TRUST
NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2010

(iv)           Capital management

As a result of the ability of the Trust to issue and repurchase Units, the capital of the Trust can vary depending on the demand for redemptions and subscriptions to the Trust.  The Trust is not subject to externally imposed capital requirements and has no restrictions on the repurchase of Units. The Trust may not issue additional Units except (i) if the net proceeds per Unit to be received by the Trust are not less than 100% of the most recently calculated NAV immediately prior to, or upon, the determination of the pricing of such issuance or (ii) by way of Unit distribution in connection with an income distribution.

The Trust's objectives for managing capital are:

•	To invest and hold substantially all of its assets in physical gold bullion; and

•	To maintain sufficient liquidity to meet the expenses of the Trust and to meet redemption requests as they arise.

As at September 30, 2010, the amount classified as equity is $1,081,244,465.  The Manager of the Trust does not expect material redemptions of Units, as an exchange listing provides a liquid market for the trading of the Units.  Risks associated with an investment in financial instruments are described in Note 8.

5.	EARNINGS PER UNIT

Basic earnings per unit (EPU) is calculated by dividing the net income for the period attributable to the Trust's unitholders by the weighted average number of Units outstanding during the period.

The Trust's diluted EPU is the same as basic EPU, since the Trust has not issued any instruments with dilutive potential.

	For the three months ended September 30, 2010	For the period from February 25, 2010 to September 30, 2010
Net income	$43,952,727	$88,841,195
Weighted average number of Units outstanding	71,334,192.01	57,368,604.00
Basic and diluted income per Unit	$0.62	$1.55

The accompaning notes are an integral part of these interim financial statements.

6.	CASH AND CASH EQUIVALENTS

As at September 30, 2010, cash and cash equivalents consisted entirely of cash on deposit.

7.	FAIR VALUE OF FINANCIAL INSTRUMENTS

As at September 30, 2010, due to the short term nature of financial assets and financial liabilities recorded at amortized cost, it is assumed that the carrying amount of those instruments approximate their fair value.

8.	FINANCIAL RISKS AND MANAGEMENT OBJECTIVES AND POLICIES

The Trust is exposed to market risk, credit risk and liquidity risk arising from the investments that it holds.  Market risk is the risk that the fair value or future cash flows of the Trust's investments will fluctuate due to changes in market variables, such as the price of gold, interest rates and foreign exchange rates.  The maximum risk relating to the Trust's investments equals their fair value.

SPROTT PHYSICAL GOLD TRUST
NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2010

The Trust segregates market risk into three categories: price risk, interest rate risk and foreign exchange risk.

Price risk

Price risk arises from the possibility that changes in the price of the Trust's investments, which consist almost entirely of gold bullion, will result in changes in carrying value.  As at September 30, 2010, investments in physical gold bullion were approximately 99.3% of total assets.

If the market value of gold increased by 1%, with all other variables held constant, this would have increased comprehensive income by approximately $10.7 million; conversely, if the value of gold bullion decreased by 1%, this would have increased comprehensive loss by the same amount.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments.  The Trust does not hedge its exposure to interest rate risk as such risk is minimal.  The Trust invests in short-term debt securities issued by the Government of Canada with maturities of less than 90 days from the date of purchase.  Due to the short-term duration of these instruments, they have minimal interest rate risk.

Foreign exchange risk

Foreign exchange risk arises from the possibility that changes in the price of foreign currencies will result in changes in carrying value.   The Trust's assets, substantially all of which consist of an investment in gold bullion, are priced in U.S. dollars.  Some of the Trust's expenses are payable in Canadian dollars.  Therefore, the Trust is exposed to currency risk, as the value of its liabilities denominated in Canadian dollars will fluctuate due to changes in exchange rates.  Most of such liabilities, however, are short term in nature and are not material in relation to the net assets of the Trust, and, as such, exposure to foreign exchange risk is limited.  The Trust does not enter into currency hedging transactions.

As at September 30, 2010, approximately $435,000 of the Trust's liabilities were denominated in Canadian dollars.

Credit risk

Credit risk arises from the potential that counterparties will fail to satisfy their obligations as they come due.  The Trust primarily incurs credit risk when entering into and settling gold bullion transactions.  It is the Trust's policy to only transact with reputable counterparties.  The Manager closely monitors the creditworthiness of the Trust's counterparties, such as bullion dealers, by reviewing their financial statements, when available, regulatory notices and press releases.  The Trust seeks to minimize credit risk relating to unsettled transactions in gold bullion by only engaging in transactions with bullion dealers with high creditworthiness. Payment for securities purchased, such as treasury bills, is only made against the receipt of the securities by the custodian.  The Trust has only purchased and expects only to own "good delivery bars" as defined by the London Bullion Market Association (LBMA), with each bar purchased being verified against the LBMA source.

SPROTT PHYSICAL GOLD TRUST
NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2010

Liquidity risk

Liquidity risk is defined as the risk that the Trust will encounter difficulty in meeting obligations associated with financial liabilities.  Liquidity risk arises because of the possibility that the Trust could be required to pay its liabilities earlier than expected.  The Trust is exposed to redemptions for both cash and gold bullion on a regular basis.  The Trust manages its obligation to redeem Units when required to do so and its overall liquidity risk by allowing for redemptions only monthly and requiring a 15-day notice period for redemptions.  The Trust's liquidity risk is minimal since its primary investment is physical gold bullion, which trades in a highly liquid market.  All of the Trust's financial liabilities, including due to brokers, accounts payable and management fees payable have maturities of less than three months.

9.	RELATED PARTY DISCLOSURES

(a)	Management fees and other expenses

The Trust pays the Manager a monthly management fee equal to 1/12 of 0.35% of the value of net assets of the Trust (determined in accordance with the Trust Agreement) plus any applicable Canadian taxes, calculated and accrued daily and payable monthly in arrears on the last day of each month.  For the periods from February 25 to September 30, 2010 and from July 1 to September 30, 2010 the Trust incurred $1,311,136 and $673,379 in management fees, respectively.

Also, the Manager has agreed that if the expenses of the Trust, including the management fee, at the end of any month exceed an amount equal to 1/12 of 0.65% of the value of the net assets of the Trust, the management fee payable to the Manager for such month will be reduced by the amount of such excess up to the gross amount of the management fee earned by the Manager from the Trust for such month.  Any such reduction in the management fee will not be carried forward or remain payable to the Manager in future months.

In calculating the expenses of the Trust for purposes of the expense cap, the following will be excluded: any applicable taxes payable by the Trust or to which the Trust may be subject; and any extraordinary expenses of the Trust.

(b)	Ownership and other

As at September 30, 2010, the Trust's related parties include Eric Sprott, Chief Investment Officer of the Manager, as well as Charles Oliver, Senior Portfolio Manager of the Manager.  Eric Sprott and Sprott Foundation, a charitable organization established by Mr. Sprott's family, and Charles Oliver owned 6.18%, 2.06% and 0.02% of the Units of the Trust, respectively.

10.	INDEPENDENT REVIEW COMMITTEE (IRC)

In accordance with National Instrument 81-107, Independent Review Committee for Investment Funds (NI 81-107), the Manager has established an IRC for a number of funds managed by it, including the Trust.  The mandate of the IRC is to consider and provide recommendations to the Manager on conflicts of interest to which the Manager is subject when managing certain funds, including the Trust.  The IRC is composed of three individuals, each of whom is independent of the Manager and all funds managed by the Manager, including the Trust.  Each fund subject to IRC oversight pays a share of the IRC member fees, costs and other fees in connection with operation of the IRC.  The IRC reports annually to unitholders of the funds subject to its oversight on its activities, as required by NI 81-107.

11.	PERSONNEL

The Trust did not employ any personnel during the period, as its affairs were administered by the personnel of the Manager and/or the Trustee, as applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROTT PHYSICAL GOLD TRUST (registrant) By Sprott Asset Management GP Inc., as general partner of the manager of the Registrant

Dated: November 15, 2010		/s/ Kirstin H. McTaggart
	By:	Kirstin H. McTaggart
Corporate Secretary

SK 03883 0007 1147803